Exhibit 1
                                                                       ---------



GIRSA, S.A. de C.V.

                     Balance Sheet as of September 30, 2001
                          (expressed in Mexican pesos)

Assets

Current
Cash and cash equivalents                                                    65,068,301
Account Receivables of subsidiaries                                       3,108,474,421       3,173,542,722
                                                                          -------------

Other assets
Investments in subsidiaries and other companies                           2,269,843,404
Prepayments                                                                  14,469,038
Other assets                                                                197,054,550
Accumulated Effect under Mexican GAAP Bulletin D-4                              958,676        2,482,325,668

Total Assets                                                                                   5,655,868,390
                                                                                               =============

Liabilities

Short Term
Bank loans                                                                 609,634,771
Debt owing to Desc, S.A. de C.V.                                            94,175,549
Interest Payable                                                            42,201,537
Taxes Payable                                                               30,014,519
Other Creditors                                                             30,128,833          806,155,209
                                                                           -----------

Long Term
Bank loans                                                               2,409,047,730
Debt owing to Desc, S.A. de C.V.                                           608,627,200        3,017,674,930
                                                                           -----------

Total Liabilities                                                                              3,823,830,139

Stockholders' Equity
Capital Stock                                                              166,608,894
Retained Earnings                                                        1,370,213,087
Legal Reserve                                                               33,301,698
Restatement of Stockholders' Equity                                       2,635,627,934
Deferred Taxes                                                              (8,512,901)
Income from non-monetary position                                       (2,448,787,406)
Current year income                                                         83,586,945         1,832,038,251

Total Stockholders' Equity                                                                     1,832,038,251

Total Liabilities and Stockholders' Equity                                                     5,655,868,390
                                                                                               =============

                               DESC, S.A. de C.V.
                     Balance Sheet as of September 30, 2001
                     --------------------------------------
                          (expressed in Mexican pesos)

ASSETS
------
INVESTMENTS IN SUBSIDIARIES                                                                  10,943,713,063

Cash and Cash Equivalents                                                    405,664,589
Accounts Receivables                                                         195,878,958
Notes and Accounts Receivables of Subsidiaries                             1,680,327,408
                                                                    ---------------------
TOTAL  CURRENT ASSETS                                                                         2,281,870,955

Property and Equipment (Cost )                                                93,603,314
Revaluation of Property and Equipment                                        151,682,090
LESS:    Depreciation with respect to cost                                   -20,810,051
                  Depreciation with respect to revaluation                   -24,039,131
                                                                    ---------------------
TOTAL  FIXED ASSETS                                                                             200,436,222

OTHER ASSETS                                                                                     34,382,682
                                                                                        --------------------

TOTAL  ASSETS                                                                                13,460,402,922
                                                                                        ====================

LIABILITIES

Accounts Payable                                                             289,809,761
Loans by Subsidiaries                                                        330,589,177
Bank Loans                                                                   212,068,540
                                                                    ---------------------
TOTAL SHORT TERM                                                                                832,467,478

LONG TERM LOANS                                                                               3,476,733,270
Deferred Taxes                                                                              126,617,000
                                                                                        --------------------

TOTAL  LIABILITIES                                                                            4,435,817,748
                                                                                        --------------------

STOCKHOLDERS' EQUITY
--------------------

Stockholders' Equity                                                                             17,796,977
Paid-In Surplus                                                                               1,169,800,000
Reserve for the Purchase of Stocks                                                              907,078,768
Retained Earnings                                                                            19,327,239,493
Current Year Income                                                                             210,339,400
Initial Effect of Deferred Taxes                                                             -1,644,919,000
Restatement of Stockholders' Equity                                                         -10,962,750,464
                                                                                        --------------------

TOTAL STOCKHOLDERS' EQUITY                                                                    9,024,585,174
                                                                                        --------------------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                                   13,460,402,922
                                                                                        ====================



                                       5